

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 30, 2015

Via E-mail
Alan Edrick
Executive Vice President and Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA 90250

Re: **OSI Systems, Inc.**
Form 10-K for Fiscal Year Ended June 30, 2015
Filed August 24, 2015
File No. 000-23125

Dear Mr. Edrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business, page 1

1. Please tell us the identity of the customer mentioned on page F-12 as providing 10% or more of your revenue, and revise future filings to disclose the identity of the customer as required by Regulation S-K Item 101(c)(1)(vii).

Backlog, page 20

2. Please tell us the portion of your disclosed backlog that is not reasonably expected to be filled within the current fiscal year. Also tell us the portion of the disclosed backlog that represents government orders that are not yet funded, and describe to us the portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. Address in your response the portion of your business that would be at issue in any debarment proceedings that you mention in the first paragraph on page 26, and whether the mutual agreement mentioned on page 44

implicates your obligation to remain in compliance with the Administrative Agreement disclosed on page 26 or otherwise affects your ability to contract with the government. Clarify in future filings as appropriate; see Regulation S-K Item 101(c)(1)(viii) and (ix).

Net Revenues, page 53

3.   Please tell us the reasons for the changes mentioned in the last sentences of the first three paragraphs of this section. Also, tell us the extent of (1) the offsetting effect mentioned in those sentences and (2) the impact of the new product introductions mentioned in the second paragraph of this section; see Regulation S-K Item 303(a)(3)(iii).

4.   Please tell us, and clarify in future filings, the extent to which the "FMS Contract" provides revenue in future periods at the level disclosed for fiscal 2015. Include in your response when the contract ends.

5.   We note your reference to "ramped up" sales from your turnkey screening services in Mexico during fiscal 2014. Also, from your disclosure on page F-12, it appears that revenue from those services might have decreased in fiscal 2015. Please tell us, and clarify in future filings, how those services generate revenue and the reason for the decrease in revenue. For example, do you receive a fixed amount of revenue per container screened? If so, why did the number of screenings decrease?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Victor Sze